UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 2 August 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X                Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                      No X

Issued by Harmony Gold
Mining Company Limited
2 August 2011
For more details contact:
Graham Briggs
Chief Executive Officer
+27 (0) 83 265 0274 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06
Harmony and Unions agree to two year wage agreement

Johannesburg. Tuesday, 2 August 2011. Harmony Gold Mining Company Limited
(‘Harmony’ or ‘the Company’) is pleased to announce that it has signed a two year wage agreement with the National Union of Mineworkers (NUM), Solidarity and UASA (collectively referred to as the “Unions”) today. The increases agreed to are:

Minimum wages at entry level:   10%
Category 5 to 8 employees:       8.5%
Miners, artisans and officials:    7.5%

The wage agreement between Harmony and the Unions also include a profit share scheme, in which all employees in the bargaining unit will share on a quarterly basis. The profit share will be based on 1% of operating profits less capital expenditure from the Company’s South
African assets.

Employees who participated in the strike will return to work later today. The Company estimates that approximately 500kg of production was lost during the strike.

Graham Briggs, chief executive officer, commented: “It has been a tough negotiation process, but we have managed to reach agreement and avoid a protracted strike. We wish to thank the Unions for their understanding and also partnering with us in creating a sustainable mining industry.”

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August  2, 2011
Harmony Gold Mining Company Limited

By:     /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director